Mail Stop 4561

June 3, 2010

Mr. David Reichman
Chairman of the Board, Chief Executive Officer and
Chief Financial Officer
Tree Top Industries, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

> **Re:** **Tree Top Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 8-K dated January 15, 2010**
> **Filed January 19, 2010**
> **Form 8-K dated February 1, 2010**
> **Filed March 25, 2010**
> **Form 10-Q for the fiscal quarter ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 000-10210**

Dear Mr. Reichman:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Cover page

1.   You disclose on your cover page the aggregate market value of your voting stock held by non-affiliates as of March 31, 2010. In future filings, please disclose this

information as of the last business day of your most recently-completed second fiscal quarter, as required by Form 10-K.

2.   You have indicated by checkmark that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in your filing. However, on page 36 you disclose pursuant to Item 405 that none of your directors, executive officers or greater than 10% shareholders has filed required Section 16(a) forms in a timely manner. Please revise or advise.

Item 1. Business

Competition, page 4

3.   You disclose that BioEnergy Applied Technologies, Inc., BAT, currently has no direct competitors and that the "only competition in this field is the conventional method of waste removal and destruction which is very expensive within each step of the process and produces a significant carbon footprint…." You also disclose that NetThruster, Inc.'s "primary competitors" are Limelight Networks, Akamai, Level 3 Communications and Internap Network Services Corporation, companies that are significantly larger than Tree Top. Given your disclosures that the company has not generated significant revenues to date and that you have temporarily ceased active development of your NetThruster, Inc. subsidiary, please revise the competition disclosure to discuss the subsidiaries' competitive disadvantages, in order to present a balanced and accurate discussion of the competitive business conditions and the company's competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

General

4.   Please consider revising your management's discussion and analysis to include an overview that provides a balanced, executive-level discussion that provides insight into the material opportunities, challenges and risks facing the company on which management is most focused, as well as the actions being taken to address the same. Refer to Section III.A of SEC Release No. 33-8350. In this regard, consider discussing the company's plan of operation for the next twelve months, including, for example, a discussion of the steps the company plans to take to begin generating revenues from your BAT subsidiary and the events or circumstances that may prevent the company from achieving its objectives.

5.   We note the following disclosures in the notes to your financial statements:

  - Note 3 discloses that the company owes $1.3 million to its officers and directors;
  - Note 5 indicates that the company is in default on certain of its unsecured notes payable; and
  - Note 8 states that the company has several unpaid judgments against it arising out of various lawsuits.

Please revise your management's discussion and analysis generally, and your liquidity and capital resources discussion in particular, to discuss these outstanding obligations, defaults, and unpaid judgments, and their effects on the company's financial condition, liquidity and capital resources, in each case to the extent material. With respect to the defaults, revise your liquidity and capital resources disclosure to discuss the steps that you intend to take to cure, obtain a waiver, or otherwise address the non-compliance, and the likely impact on financial condition and operating performance.

Item 8. Financial Statements and Supplementary Data

Note 10 – Subsequent Events, page 31

6.   We note your disclosure which indicates that you have advanced $270,000 to GeoGreen Biofuels, Inc., GeoGreen, to date. However, we also note the disclosure in Note 8 of your Form 10-Q for the fiscal quarter ended March 31, 2010 which states that you have advanced GeoGreen a total of $192,000 as of March 31, 2010. Please explain the inconsistency in the amounts disclosed and amend your Form 10-K or Form 10-Q to disclose the proper amounts if necessary.

7.   We further note that your subsequent event footnote in this Form 10-K does not provided a materially-complete description of your agreement with GeoGreen. In this regard, please revise your disclosure to include the material terms of the loan, including the interest rate and maturity date, and advise whether there is a minimum or maximum amount of financing the company has agreed to provide to GeoGreen.

Item 9A(T). Controls and Procedures, page 32

8.   You disclose that your management concluded that your disclosure controls and procedures were ineffective as of December 31, 2009, "due to lack of segregation of duties and the lack of an audit committee." Please revise to disclose in greater detail the nature of the material weaknesses identified in your disclosure, when they were identified and by whom, and when the material weaknesses began. Please also explain your disclosure on pages 36 and 37 relating to your standing audit committee, as this information appears inconsistent with the identified material weakness relating to the lack of an audit committee.

9.   Further, as it appears from your disclosure that the company has not taken steps to
       date to remediate the material weakness, please also revise to discuss the steps the
       company intends to take to remediate the material weakness, as well as the
       anticipated timeline and costs of remediation, if material.

Management's Annual Report on Internal Control over Financial Reporting, page 33

10.   You disclose that your management has concluded that "based on [y]our evaluation
       under the frameworks described above, [y]our management has concluded that [y]our
       internal control over financial reporting was ineffective as of December 31, 2009."
       Please revise to clarify, if accurate, that management concluded that your internal
       controls over financial reporting were ineffective due to the same material
       weaknesses that rendered your disclosure controls and procedures ineffective; or
       otherwise revise your disclosure to describe the material weaknesses or significant
       deficiencies identified in connection with management's evaluation of your internal
       controls over financial reporting. Additionally, it does not appear that the framework
       has been disclosed as required by Item 308T(a)(2) of Regulation S-K. Please revise
       to include the appropriate disclosure.

Item 10. Directors and Executive Officers of the Registrant, page 34

General

11.   Please disclose the specific experience, qualifications, attributes or skills of each
       director and director nominee that led to the conclusion that each such person should
       serve as a director. Please refer to Item 401(e)(1) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 36

12.   We again note your disclosure that none of your directors, executive officers or
       beneficial owners of more than 10% of your common stock has filed required Forms
       3 and Forms 4 in a timely manner. Please revise to provide the full disclosure called
       for by Item 405 of Regulation S-K. In this regard, please identify by name each such
       person that failed to file, on a timely basis or at all, reports required by Section 16(a)
       of the Exchange Act during the most recent fiscal year, to the extent known to the
       company. For each such person, set forth the number of late reports, the number of
       transactions that were not reported on a timely basis, and any known failure to file a
       required Form.

Item 11. Executive Compensation, page 38

General

13.   Your summary compensation table discloses significant stock and option awards earned by your named executive officers for fiscal 2009. We note in particular that your chief executive officer, Mr. Reichman, earned approximately $26 million in stock awards and $7 million in option awards for fiscal 2009. However, you have provided very limited discussion of these significant equity grants in the narrative to your summary compensation table. Please revise to describe any material factors necessary to an understanding of the information presented in the table, including the stock and option grants. For example, discuss whether the grants were made pursuant to an arrangement or plan, and describe the material terms of each grant, including the date of exercisability and any conditions to exercisability. See Item 402(o) of Regulation S-K. Please also expand upon the statement in footnote 2 to the table that indicates that the stock award to Mr. Reichman "[p]artially restores [him] to his pre-acquisition position in the Company."

14.   We note your disclosure regarding employment agreements with Mr. Reichman and Mrs. Griffin. Please file these agreements, or incorporate them by reference from prior filings, as exhibits to your Form 10-K, or tell us why you do not believe they are required to be filed. See Item 601(b)(10)(iii) of Regulation S-K.

15.   Please revise to provide the tabular disclosure called for by Item 402(p) of Regulation S-K with respect to outstanding equity awards at fiscal year-end for your named executive officers, or tell us why you believe such disclosure is not required.

Item 13. Certain Relationships and Related Transactions, page 41

16.   The cash flow statement on page 14 indicates that the company received $862,638 in cash from related party loans in fiscal 2009, and Note 1 to the financial statements on page 16 states that most of the company's financing has been provided by David Reichman, the company's chief executive officer and chairman. However, you have not discussed any financing arrangements with related persons in this section. Please revise your related-party transaction disclosure to provide all of the information called for by Item 404(d)(1) and Item 404(a) of Regulation S-K with respect to financing provided by officers, directors or other related persons. See Item 404(a)(5) with respect to information that should be provided for related-party indebtedness. Alternatively, tell us why you believe no such disclosure is required.

17.   We note the following disclosure: "The Company may from time to time provide business services to executives of the Company or their family members. These transactions are conducted at arms length and do not represent a material portion of the Company's revenues." Please note that Item 404(d)(1) of Regulation S-K requires

smaller reporting companies to disclose any related-person transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two fiscal years, regardless of whether the amounts represent a material portion of the company's revenues. Accordingly, please revise your filing as necessary to provide any disclosure required by Item 404(d) for transactions with related persons since the beginning of fiscal 2009.

18.   Please also note that it is inappropriate to refer to transactions with related persons as "arms' length," although you may indicate that they are entered into on terms similar to those of an arms' length transaction. Revise disclosure in future filings accordingly.

Item 15. Exhibits, Financial Statement Schedules, page 42

19.   Please ensure that you file or incorporate by reference from prior filings all exhibits required to be filed by Item 601 of Regulation S-K. As examples only, it appears that you should file the company's articles of incorporation and bylaws pursuant to Item 601(b)(3).

Signatures, page 43

20.   The report must be signed by your controller or principal accounting officer, as well as a majority of the board of directors. Refer to general instruction D(2) of Form 10-K. Please amend your filing as necessary to provide the required signatures. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. In this regard, we presume that David Reichman, your chief financial officer, also serves as your chief accounting officer. If this is the case, please indicate under his signature each capacity in which he signs the report. We note also your disclosure indicating that you had six directors as of December 31, 2009, but only two directors have signed the report.

Form 8-K Filed on January 19, 2010

21.   You disclose in your Form 8-K that on January 15, 2010 the company entered into a loan agreement with GeoGreen, pursuant to which the company agreed to provide financing to GeoGreen. Please ensure that you have provided a materially-complete description of your agreement with GeoGreen. See Item 1.01(a)(2) of Form 8-K. In this regard, with a view toward disclosure, please tell us the material terms of the loan, including the interest rate and maturity date, and advise whether there is a minimum or maximum amount of financing the company has agreed to provide to GeoGreen.

22.   In addition, we note that the agreement filed as Exhibit 10.1 to the Form 8-K is not signed by the parties thereto. Please file a fully-executed version of the agreement.

Form 8-K Filed on March 25, 2010

23.   General Instruction B.1 of Form 8-K generally requires reports on Form 8-K to be filed within four business days of the occurrence of the event that is required to be reported. However, each of the events reported in your Item 5.02 Form 8-K filed on March 25, 2010 appears to have occurred more than four business days prior to the filing of the report, and most of the reported events appear to have occurred months prior to filing of the report. Please advise. In addition, please note that companies are not be eligible to use Form S-3 to register the offer and sale of securities under the Securities Act of 1933 unless they have timely filed all reports required to be filed during the twelve calendar months and portion of a month preceding the filing of the Form S-3. Please confirm your understanding in this regard in your response letter. See General Instruction I.A.3 to Form S-3.

Form 10-Q for the fiscal quarter ended March 31, 2010

Item 6. Exhibits

24.   You have not filed your agreement with Asia Pacific Capital Corporation as an exhibit to your Form 10-Q. Please amend your Form 10-Q to file the agreement, or advise us as to why you believe this is not required.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David Reichman
Tree Top Industries, Inc.
June 3, 2010
Page 8

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3406.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief